Exhibit 12.l

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,					Three Months Ended March 31, 2018
	2013	2014	2015	2016	2017
	($ in thousands)
Fixed charges:
Interest expense	$14,006	$39,940	$45,581	$56,225	$97,381	$31,968
Capitalized interest	3,409	2,689	—	—	—	—
Portion of rental expense which represents estimated interest factor	35	69	217	345	487	136

Total Fixed Charges	$17,450	$42,698	$45,798	$56,570	$97,868	$32,104
Preferred stock dividends	—	—	—	—	—	—
Earnings available for fixed charges and preferred stock dividends:
Pre-tax income (loss)	$29,416	$93,190	$(96,786)	$(106,341)	$129,628	$128,788
Less: (income) loss from equity investments	(184)	(348)	311	751	(536)	(631)
Add: fixed charges	17,450	42,698	45,798	56,570	97,868	32,104
Add: capitalized interest amortized during period	131	193	—	—	—	—
Less: capitalized interest	(3,409)	(2,689)	—	—	—	—
Less: net (income) loss—noncontrolling interests	—	(33,293)	22,547	14,735	(17,146)	(22,573)

Earnings (loss) available for fixed charges and preferred stock dividends	$43,404	$99,751	$(28,130)	$(34,285)	$209,814	$137,688
Ratio of earnings to combined fixed charges and preferred stock dividends(a)	2.5x	2.4x	NA (b)	NA (b)	2.1x	4.3x

(a)	For purposes of calculating the ratios of consolidated earnings to combined fixed charges and preferred stock dividends, “earnings” consists of pre-tax income (loss) from continuing operations. “Fixed charges” consist of interest expense and capitalized interest. Interest expense includes amortization of discounts, financing fees, and deferred financing amortization.
(b)	Earnings were insufficient to cover total fixed charges and preferred dividends by $28.1 million and $34.3 million for the years ended December 31, 2015 and 2016, respectively.